UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 6, 2021

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐        No ☒

Second Quarter 2021 Business Update

On August 6, 2021, ASLAN Pharmaceuticals Limited (the “Company”), a clinical-stage, immunology-focused biopharmaceutical company, provided an update on recent corporate activities.

The Company’s portfolio is led by ASLAN004, a potential first-in-class human monoclonal antibody that binds to the IL-13 receptor α1 subunit (“IL-13Rα1”), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering symptoms of atopic dermatitis (“AD”), such as redness and itching of the skin. The Company is also developing ASLAN003, an orally active, potent inhibitor of human dihydroorotate dehydrogenase that has the potential to be a best-in-class therapy in autoimmune disease.

The Company’s cash and cash equivalents totaled $94.1 million as of June 30, 2021. The Company believes that its cash and cash equivalents and the proceeds from the loan facility with K2 HealthVentures entered into in July 2021 will be sufficient to fund operations through late 2023.

Clinical Development Updates: ASLAN004

•

In May, new data from the Single Ascending Dose study were presented in a late-breaking poster presentation at the 2021 Society for Investigative Dermatology virtual meeting. The data demonstrated ASLAN004’s favorable tolerability profile as an IL-13Rα1 inhibitor and its potential as a differentiated treatment method for AD. This data will be published in the fall edition of the Journal of Investigative Dermatology.

•

In June, the Company completed recruiting 27 patients into the expansion cohort of the double-blind placebo-controlled Multiple Ascending Dose (“MAD”) study. Topline data is expected to be announced at the end of the third quarter of this year.

Clinical Development Updates: ASLAN003

•

The Company is preparing to advance ASLAN003 as a candidate for the potential treatment of autoimmune gastrointestinal and skin diseases. The initiation of a Phase 2 clinical trial for ASLAN003 in inflammatory bowel disease is planned for early 2022.

Anticipated Upcoming Milestones

•	Completion of MAD clinical study of ASLAN004 in moderate-to-severe AD patients with topline results expected at the end of the third quarter of this year.

•	Initiation of Phase 2b study of ASLAN004 for AD expected in the fourth quarter of this year.

•	Initiation of Phase 2 study of ASLAN003 in inflammatory bowel disease in early 2022.

Financial Results

On August 6, 2021, the Company issued its financial statements for the second quarter ended June 30, 2021 (the “Financial Statements”).

A copy of the Financial Statements is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

ATM Sales Agreement

As previously disclosed in the Form 6-K filed with the Securities and Exchange Commission on October 9, 2020, the Company entered into an Open Market Sale AgreementSM (the “Sale Agreement”) with Jefferies LLC to issue and sell American Depositary Shares of the Company (“ADSs”), with each ADS representing five ordinary shares of the Company, from time to time, through an at-the-market offering under which Jefferies LLC will act as sales agent and/or principal (the “Agent”).

The offering has been registered under the Securities Act of 1933, as amended, pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-234405), as supplemented by the prospectus supplement dated October 9, 2020 relating to the sale of the ADSs and as amended by the prospectus supplement amendment dated December 11, 2020 (the “Prospectus Supplement”). On August 6, 2021, the Company amended for the second time the Prospectus Supplement, pursuant to which the Company may offer and sell ADSs having an aggregate offering price of up to $85,000,000 from time to time through the Agent.

A copy of the opinion of Walkers (Singapore) Limited Liability Partnership relating to the validity of the securities to be issued in accordance with the Sale Agreement is filed herewith as Exhibit 5.1 and is incorporated by reference herein.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234405), Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768) and Registration Statement on Form S-8 (File No. 333-252118).

Forward Looking Statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialise ASLAN003 and ASLAN004; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrolment and clinical trial results for ASLAN003 and ASLAN004; the potential for ASLAN003 and ASLAN004 as treatments for autoimmune disease and AD, respectively; and the Company’s belief that its cash and cash equivalents will be sufficient to fund operations into late 2023. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s U.S. Securities and Exchange Commission (the “SEC”) filings and reports (Commission File No. 001-38475), including the Company’s Form 20-F filed with the SEC on April 23, 2021.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.

Exhibits

Exhibit Number	Exhibit Description

5.1	Opinion of Walkers (Singapore) Limited Liability Partnership, Cayman Islands counsel to the Company.

23.1	Consent of Walkers (Singapore) Limited Liability Partnership (included in Exhibit 5.1).

99.1	ASLAN Pharmaceuticals Limited Financial Statements for the Second Quarter Ended June 30, 2021.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED (Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: August 6, 2021